Exhibit 99.2

January 30, 2024

Burford Capital Announces Closing of Private Offering of Senior Notes

Burford Capital Limited (“Burford” or “Burford Capital”), the leading global finance and asset management firm focused on law, today announces the closing on January 30, 2024 of the private offering of $275.0 million aggregate principal amount of additional 9.250% senior notes due 2031 (the “Additional Notes”) by its indirect, wholly owned subsidiary, Burford Capital Global Finance LLC (the “Issuer”). The Additional Notes are guaranteed on a senior unsecured basis by Burford Capital as well as Burford Capital Finance LLC and Burford Capital PLC, both indirect, wholly owned subsidiaries of Burford Capital (such guarantees, together with the Additional Notes, the “Securities”). There was $400.0 million aggregate principal amount of the Issuer’s 9.250% senior notes due 2031 (the “Initial Notes”) outstanding prior to the closing of the offering. The Additional Notes were initially offered to investors at an offering price equal to 103.625% of the principal amount thereof, plus accrued interest from January 1, 2024, representing a yield to worst of 8.251%. The Additional Notes were issued as “Additional Notes” under the indenture, dated as of June 26, 2023 (the “Indenture”), by and among the Issuer, Burford Capital, as parent guarantor, the other guarantors party thereto from time to time and U.S. Bank Trust Company, National Association, as trustee (pursuant to which the Issuer previously issued the Initial Notes). The Additional Notes have identical terms to the Initial Notes (other than with respect to the date of issuance, the issue price and the first interest payment date) and will be treated as a single class for all purposes under the Indenture.

Burford Capital intends to use the net proceeds from the offering of the Securities for general corporate purposes.

The Securities have not been, and will not be, registered under the US Securities Act of 1933, as amended (the “Securities Act”), or the laws of any other jurisdiction and may not be offered or sold within the United States or to, or for the account or benefit of, US persons absent registration or an applicable exemption from registration under the Securities Act or any applicable state securities laws. The Securities will be offered only to persons reasonably believed to be “Qualified Institutional Buyers” within the meaning of Rule 144A under the Securities Act or non-US persons outside the United States pursuant to Regulation S under the Securities Act, in each case, who are “Qualified Purchasers” as defined in Section (2)(a)(51)(A) under the US Investment Company Act of 1940, as amended.

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176
For press inquiries:
David Helfenbein, Vice President, Public Relations - email	+1 (212) 235 6824

Deutsche Numis - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
James Umbers

Berenberg – Joint Broker	+44 (0)20 3207 7800
Toby Flaux
James Thompson
Yasmina Benchekroun

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its offices in New York, London, Chicago, Washington, DC, Singapore, Dubai, Sydney and Hong Kong.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities of Burford.

This announcement does not constitute an offer of any Burford private fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford private funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided in this announcement is for informational purposes only. Past performance is not indicative of future results. The information contained in this announcement is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in any of Burford private funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Prohibition of sales to retail investors in the European Economic Area. The Securities are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive 2016/97/EU (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended or superseded, the “Prospectus Regulation”). No key information document required by Regulation (EU) 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Securities or otherwise making them available to retail investors in the EEA has been prepared and, therefore, offering or selling the Securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Prohibition of sales to retail investors in the United Kingdom. The Securities are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA (as amended or superseded, the “UK Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (as amended, the “UK PRIIPs Regulation”) for offering or selling the Securities or otherwise making them available to retail investors in the UK has been prepared and, therefore, offering or selling the Securities or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

IN MEMBER STATES OF THE EEA, THIS ANNOUNCEMENT IS DIRECTED ONLY AT PERSONS WHO ARE “QUALIFIED INVESTORS” WITHIN THE MEANING OF THE PROSPECTUS REGULATION IN SUCH MEMBER STATE AND SUCH OTHER PERSONS AS THIS ANNOUNCEMENT MAY BE ADDRESSED ON LEGAL GROUNDS, AND NO PERSON THAT IS NOT A RELEVANT PERSON OR QUALIFIED INVESTOR MAY ACT OR RELY ON THIS ANNOUNCEMENT OR ANY OF ITS CONTENTS. IN THE UNITED KINGDOM, THIS ANNOUNCEMENT IS DIRECTED ONLY AT PERSONS WHO ARE “QUALIFIED INVESTORS” WITHIN THE MEANING OF THE UK PROSPECTUS REGULATION AND SUCH OTHER PERSONS AS THIS ANNOUNCEMENT MAY BE ADDRESSED ON LEGAL GROUNDS, AND NO PERSON THAT IS NOT A RELEVANT PERSON OR QUALIFIED INVESTOR MAY ACT OR RELY ON THIS ANNOUNCEMENT OR ANY OF ITS CONTENTS.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, Burford and its representatives may from time to time make other oral or written statements that are forward-looking, including in its periodic reports that Burford files with, or furnishes to, the US Securities and Exchange Commission, other information made available to Burford’s security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Burford cautions you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that Burford’s actual results of operations, including its financial position and liquidity, and the development of the industry in which it operates, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those Burford expects include, among others, those discussed under “Risk Factors” in Burford’s annual report on Form 20-F for the year ended December 31, 2022 filed with the US Securities and Exchange Commission on May 16, 2023 and other reports or documents that Burford files with, or furnishes to, the US Securities and Exchange Commission from time to time. In addition, even if Burford’s results of operations, including its financial position and liquidity, and the development of the industry in which it operates are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by law, Burford undertakes no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.